FILED BY SKYWORKS SOLUTIONS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12 AND RULE 14d-2(b)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: QORVO, INC.

COMMISSION FILE NO. 333-291947

Media Relations: Constance Griffiths (949) 230-4867 Constance.Griffiths@skyworksinc.com	Investor Relations: Raji Gill (949) 508-0973 Raji.Gill@skyworksinc.com

Skyworks Announces Extension of Expiration Date of Exchange Offers for Qorvo’s Senior Notes due 2029 and 2031

IRVINE, Calif., September 11, 2026 – Skyworks Solutions, Inc. (Nasdaq: SWKS) (“Skyworks”), a leading developer, manufacturer and provider of analog and mixed-signal semiconductors and solutions for numerous applications, today announced that it has extended the expiration date of its previously announced offers to holders of Qorvo Notes (as defined herein) to exchange (the “Exchange Offers”) any and all outstanding 4.375% Senior Notes due 2029 (the “2029 Qorvo Notes”) and any and all outstanding 3.375% Senior Notes due 2031 (the “2031 Qorvo Notes” and, together with the 2029 Qorvo Notes, the “Qorvo Notes”) issued by Qorvo, Inc. (“Qorvo”) as set forth in the table below for (1) with respect to the 2029 Qorvo Notes, up to $850,000,000 aggregate principal amount of new 4.375% Senior Notes due 2029 (the “New 2029 Skyworks Notes”) issued by Skyworks and (2) with respect to the 2031 Qorvo Notes, up to $700,000,000 aggregate principal amount of new 3.375% Senior Notes due 2031 (together with the New 2029 Skyworks Notes, the “New Skyworks Notes”) issued by Skyworks.

Extension of Expiration Date

The Expiration Date of the Exchange Offers and the Withdrawal Deadline were previously extended to 5:00 p.m., New York City time, on September 11, 2026.

Skyworks has further extended the Expiration Date and the Withdrawal Deadline to 5:00 p.m., New York City time, on September 18, 2026, subject to further extension or earlier termination or other amendment. Skyworks is hopeful that the Mergers (as defined herein) will close within the calendar year (subject to satisfaction or waiver of all closing conditions) and is preparing to close as early as within the fiscal year. However, there can be no assurances that the closing will occur on this timeline. All other terms and conditions of the Exchange Offers as set forth in the Prospectus (as defined herein) remain in full force and effect. Capitalized terms used but not defined herein have the respective meanings set forth in the Prospectus.

Participation to Date

Global Bondholder Services Corporation, the information agent for the Exchange Offers, has advised Skyworks that as of 5:00 p.m., New York City time, on September 11, 2026, the last business day prior to the announcement of the further extension of the Exchange Offers, the following respective principal amounts of each series of Qorvo Notes have been validly tendered and not validly withdrawn:

Title of Qorvo Notes / CUSIP / ISIN No.	Principal Amount Outstanding	Principal Amount Tendered	Percentage
4.375% Senior Notes due 2029 Registered: 74736KAH4 / US74736KAH41 144A: 74736KAG6 / US74736KAG67 Regulation S: U7471QAF1 / USU7471QAF10	$850,000,000	$772,253,000	90.85%
3.375% Senior Notes due 2031 144A: 74736KAJ0 / US74736KAJ07 Regulation S: U7471QAJ3 / USU7471QAJ32	$700,000,000	$654,035,000	93.43%

Holders of Qorvo Notes who have already validly tendered and not validly withdrawn their Qorvo Notes do not need to re-tender their notes or take any other action as a result of the extension of the Expiration Date, and their tenders remain effective. Holders of Qorvo Notes who have not yet validly tendered, or who validly tendered and validly withdrew, may tender or re-tender, as applicable, their Qorvo Notes at any time at or prior to the Expiration Date and will be eligible to receive the applicable consideration as described in the Prospectus, subject to the terms and conditions set forth in the Prospectus, including, subject to submitting a valid Early Participation VOI Number with respect to such tendered or re-tendered Qorvo Notes, the Early Participation Premium with respect to such Qorvo Notes.

Settlement Date

Subject to the terms and conditions set forth in the Prospectus, the settlement date (the “Settlement Date”) will be promptly after the Expiration Date and is expected to occur no earlier than the second business day after the closing date of the Mergers.

Additional Information

The Exchange Offers are being made pursuant to the terms and subject to the conditions set forth in Skyworks’ registration statement on Form S-4, which was declared effective on May 29, 2026, and the related final prospectus filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 29, 2026 (as it may be amended or supplemented from time to time, the “Prospectus”). Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Prospectus. Each Exchange Offer is conditioned upon the closing of the transactions pursuant to which Qorvo will merge with and into a subsidiary of Skyworks (the “Mergers”), with such subsidiary continuing as the surviving entity and a wholly-owned subsidiary of Skyworks, which condition may not be waived by Skyworks. The closing of the Mergers is not conditioned upon the results of the Exchange Offers.

Skyworks, in its sole discretion, may modify or terminate either Exchange Offer and may extend the Expiration Date and/or the Settlement Date with respect to either Exchange Offer, subject to applicable law. Any such modification, termination or extension by Skyworks with respect to an Exchange Offer will not automatically modify, terminate or extend the other Exchange Offer. The Exchange Offer with respect to a series of Qorvo Notes is not conditioned upon the consummation of the Exchange Offer with respect to the other series of Qorvo Notes.

The complete terms and conditions of the Exchange Offers are described in the Prospectus, a copy of which may be obtained by contacting Global Bondholder Services Corporation, the exchange agent and information agent in connection with the Exchange Offers, at (855) 654-2015 (U.S. toll-free) or (212) 430-3774 (banks and brokers) or contact@gbsc-usa.com. Questions regarding the terms and conditions of the Exchange Offers should be directed to the dealer manager, Goldman Sachs & Co. LLC, 200 West Street, New York, New York 10282, Collect: (212) 357-1452, Toll-Free: (800) 828-3182.

This press release does not constitute an offer to sell or purchase, or a solicitation of an offer to purchase or sell, any security. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, or sale would be unlawful. The Exchange Offers are being made solely pursuant to the Prospectus and only to such persons and in such jurisdictions as is permitted under applicable law.

About Skyworks

Skyworks Solutions, Inc. is empowering the wireless networking revolution. Skyworks is a leading developer, manufacturer and provider of analog and mixed-signal semiconductors and solutions for numerous applications, including aerospace, automotive, broadband, cellular infrastructure, connected home, defense, entertainment and gaming, industrial, medical, smartphone, tablet and wearables.

Skyworks is a global company with engineering, marketing, operations, sales and support facilities located throughout Asia, Europe and North America and is a member of the S&P 500® market index (Nasdaq: SWKS).

Safe Harbor Statement

This press release includes “forward-looking statements.” Forward-looking statements relate to future events, including, but not limited to, the Exchange Offers and the Mergers, as applicable. These forward-looking statements include information relating to future events, prospects, expectations and results of Skyworks (e.g., certain projections and business trends, including with respect to future sales and revenue, as well as plans for dividend payments). Forward-looking statements can often be identified by words such as “anticipates,” “estimates,” “expects,” “forecasts,” “intends,” “believes,” “plans,” “may,” “will” or “continue,” and similar expressions and variations or negatives of these words. All such statements are subject to certain risks, uncertainties and other important factors that could cause actual results to differ materially and adversely from those projected and may affect Skyworks’ future operating results, financial position and cash flows.

These risks, uncertainties and other important factors include: the risks of doing business internationally, including from trade war or trade protection measures (e.g., tariffs, retaliatory tariffs and other countermeasures or taxes), increased import/export restrictions and controls (e.g., Skyworks’ ability to obtain foreign-sourced raw materials, including from Chinese-based sources, as well as Skyworks’ ability to sell products to certain specified foreign entities only pursuant to a limited export license from the U.S. Department of Commerce), the susceptibility of the semiconductor industry and the markets addressed by Skyworks’, and Skyworks’ customers’, products to economic cycles or changes in economic conditions, including inflation and recession that could result from trade war or trade protection measures; Skyworks’ reliance on a small number of key customers for a large percentage of Skyworks’ sales; decreased gross margins and loss of market share as a result of increased competition; Skyworks’ ability to obtain design wins from customers; Skyworks’ ability to convert design wins into revenue; market acceptance of Skyworks’ products and Skyworks’ customers’ products, including market acceptance of new, emerging technologies such as AI; the mix and volume of phone models sold by Skyworks’ largest customer; the potential impacts on Skyworks’ business, reputation, relationships, results of operations, cash flows and financial condition as a result of the Mergers and related transactions with Qorvo; the possibility that expected benefits related to such transactions with Qorvo may not materialize as expected; such transactions with Qorvo being timely completed, if completed at all; regulatory approvals required for the Mergers and related transactions not being timely obtained, if obtained at all, or being obtained subject to conditions; Skyworks or Qorvo’s business experiencing disruptions as a result of the Mergers and related transactions or due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; Skyworks and Qorvo being unable to successfully implement integration strategies or to achieve expected synergies and operating efficiencies within the expected time-frames or at all; the costs, fees, expenses and other charges related to the Mergers and related transactions with Qorvo, including with respect to any related litigation; reduced flexibility in operating Skyworks’ business as a result of the substantial amount of additional indebtedness Skyworks has incurred and expects to incur in connection with the Mergers and related transactions; delays in the deployment of commercial 5G networks or in consumer adoption of 5G-enabled devices; the volatility of Skyworks’ stock price; changes in laws, regulations and/or policies that could adversely affect Skyworks’ operations and financial results, the economy and Skyworks’ customers’ demand for Skyworks’ products, or the financial markets and Skyworks’ ability to raise capital; fluctuations in Skyworks’ manufacturing yields due to Skyworks’ complex and specialized manufacturing processes; Skyworks’ ability to develop, manufacture and market innovative products, avoid product obsolescence, reduce costs in a timely manner, transition Skyworks’ products to smaller geometry process technologies and achieve higher levels of design integration; the quality of Skyworks’ products and any defect remediation costs; Skyworks’ products’ ability to perform under stringent operating conditions; the availability and pricing of third-party semiconductor foundry, assembly and test capacity, raw materials, including rare earth and similar minerals, supplier components, equipment and shipping and logistics services, including limits on Skyworks’ customers’ ability to obtain such services and materials; risks that Skyworks may not be able to optimize Skyworks’ manufacturing footprint and achieve any financial and operational benefits from such efforts, including reducing fixed costs or improving utilization rates, disruptions to Skyworks’ manufacturing processes, including relating to any relocation of Skyworks’ key facilities; Skyworks’ ability to successfully manage Skyworks’ senior management transitions; Skyworks’ ability to retain, recruit and hire key executives or the departure of any such executives, technical personnel and other employees in the positions and numbers, with the experience and capabilities, and at the compensation levels needed to implement Skyworks’ business and product plans; the timing, rescheduling or cancellation of significant customer orders and Skyworks’ ability, as well as the ability of Skyworks’ customers, to manage inventory; other economic, social, military and geopolitical conditions in the countries in which Skyworks, Skyworks’ customers or Skyworks’ suppliers operate, including the conflicts in Ukraine, Iran and other regions in the Middle East, possible disruptions in transportation networks, and fluctuations in foreign currency exchange rates; the effects of global health crises on business conditions in Skyworks’ industry, including the risk of significant disruptions to Skyworks’ business operations, as well as negative impacts to Skyworks’ financial condition; Skyworks’ ability to prevent theft of Skyworks’ intellectual property, disclosure of confidential information or breaches of Skyworks’ information technology systems; uncertainties of litigation, including Skyworks’ ongoing securities litigation, potential disputes over intellectual property infringement and rights, as well as payments related to the licensing and/or sale of such rights; Skyworks’ ability to continue to grow and maintain an intellectual property portfolio and obtain needed licenses from third parties; Skyworks’ ability to make certain investments and acquisitions, integrate companies Skyworks acquires and/or enter into strategic alliances; and other risks and uncertainties, including those detailed from time to time in Skyworks’ filings with the Securities and Exchange Commission.

The forward-looking statements contained in this press release are made only as of the date hereof, and Skyworks undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Note to Editors: Skyworks and the Skyworks symbol are trademarks or registered trademarks of Skyworks Solutions, Inc., or its subsidiaries in the United States and other countries. Third-party brands and names are for identification purposes only and are the property of their respective owners.

Additional Information about the Mergers and Where to Find It

In connection with the Mergers, Skyworks has filed with the SEC a registration statement on Form S-4, which includes a proxy statement of Qorvo that also constitutes a prospectus for the shares of Skyworks common stock to be offered in the Mergers (collectively, the “Mergers Registration Statement and Proxy Statement/Prospectus”). Each of Skyworks and Qorvo may also file other relevant documents with the SEC regarding the Mergers. This communication is not a substitute for the proxy statement/prospectus or registration statement or any other document that Skyworks or Qorvo may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE MERGERS REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SKYWORKS, QORVO, THE MERGERS AND RELATED MATTERS.

Investors and security holders can obtain free copies of the Mergers Registration Statement and Proxy Statement/Prospectus and other documents containing important information about Skyworks, Qorvo and the Mergers filed with the SEC through the website maintained by the SEC at www.sec.gov. The documents filed by Skyworks with the SEC also may be obtained free of charge at Skyworks’ website at https://www.skyworksinc.com/investors or upon written request to Skyworks at investor.relations@skyworksinc.com. The documents filed by Qorvo with the SEC also may be obtained free of charge at Qorvo’s website at https://ir.qorvo.com/ or upon written request to Qorvo at investor-relations@qorvo.com.

Investor Contacts

Raji Gill

Investor Relations

(949) 508-0973

Raji.Gill@skyworksinc.com

6